Exhibit 99.1

For Immediate Release

NORSAT LAUNCHES NEW LOW PROFILE MULTI-BAND ANTENNA

- Initial order for the newly launched SM2600D expected to ship in the coming months -

Vancouver, British Columbia – October 1, 2015 -- Norsat International Inc. (“Norsat”) (TSX: NII and NYSE MKT: NSAT), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications, today announced that its Land Mobile Radio division Sinclair Technologies, has launched a new, customized version of the SM2600D, low profile, multi-band, multi-port antenna platform that is ideally suited for the transportation market.

The SM2600D combines multiple antennas under one radome and includes a number of ports to support a variety of applications like PTC, LTE, GPS, and WiFi/WiMax, greatly simplifying antenna installation compared to traditional practice of mounting many single purpose antennas. The maximum height of 4 ¼ inches complies with the stringent height restrictions for locomotives and other transport vehicles. The units are built with a single exit point making it easy to install. This durable weather resistant and fire tested radome also provides excellent protection from any harsh environmental elements.

Dr. Amiee Chan, chief executive officer of Norsat, commented, “We are pleased to introduce and launch this new SM2600D multi-band antenna, which is yet another example of a product that was customized to meet a specific customer’s need and is being used as a standard element in our customer’s product. This customized antenna is low-profile, ruggedized, is easily installed and capable of supporting several different bands all under one radome. We are excited to announce that the SM2600D was designed into a customer’s product, with the end customers being various class 1 railroad companies.”

The Company recently received its first order for 50 units, which will ship in the coming months and has the potential of delivering a total of 1,500 units over the next couple of years.

The new SM2600D will be showcased at the upcoming Railway Systems Supplier Inc. (RSSI) exhibition from October 4th to October 7th in Minneapolis, MN booth #1508.

About RRSI

Railway Systems Suppliers, Inc. is a trade association serving the communication and signal segment of the rail transportation industry. The 55th annual RSSI C&S exhibition will feature hundreds of exhibits from domestic and international rail suppliers showcasing the latest technologies in the rail industry, and technical programs from a wide array of rail disciplines.

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for remote and challenging applications. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward Looking Statements

The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about Norsat’s market opportunities, strategies, competition, expected activities and expenditures as it pursues its business plan, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com

Robert Blum, Adam Lowensteiner and Joe Diaz
Lytham Partners, LLC
Tel: 602-889-9700 (Phoenix)
Tel: 646-829-9700 (New York)
norsat@lythampartners.com